Paul D. Freshour Paul_Freshour@aporter.com

703.720.7008
703.720.7399 Fax

Suite 900
1600 Tysons Boulevard
McLean, VA 22102-4865

April 11, 2006
Via EDGAR
Mr. Mark S. Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BB&T Corporation Pre-Effective Amendment Number 1 to Registration Statement on Form S-4 Filed on March 28, 2006 File Number 333-132044
Ladies and Gentlemen:
     On behalf of BB&T Corporation (“BB&T”), we have filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 to its Registration Statement on Form S-4. BB&T and Main Street Banks, Inc. (“Main Street”), have authorized us to make the various factual representations contained in this letter.
     We have provided below a response to each of the items set forth in your April 7, 2006 letter (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments of the Comment Letter.
General
1.	As previously requested, please include a Risk Factors section including for example, that it will result in Main Street holders receiving a security with 12% less tangible net book value than the security they are surrendering.
     Disclosure responsive to this comment has been added under the heading “Risk Factors” on pages 14 and 15 of the revised proxy statement/prospectus.

Washington, DC	New York	London	Brussels	Los Angeles	Century City	Northern Virginia	Denver

Mr. Mark S. Webb
April 11, 2006

2.	Please summarize the projections that were provided to BB&T, and include in your document the most significant projections. The Main Street shareholders need to have the same information that BB&T received to evaluate the offer that BB&T used in making its offer.
     Disclosure responsive to this comment has been added under the heading “Background of and Reasons for the Merger” on page 22 of the revised proxy statement/prospectus.
The Merger, page 19
Background of and Reasons for the Merger, page 19
3.	As previously requested, set forth the terms of any other offer Main Street received. For this comment, an indication of interest including a price is an offer.
     Disclosure responsive to this comment has been added under the heading “Background of and Reasons for the Merger” on page 23 of the revised proxy statement/prospectus.
4.	Please expand the new disclosure to also discuss how the board reconciled the BB&T offer when it had previously received other indications of interest at higher prices than the BB&T offer.
     Disclosure responsive to this comment has been added under the heading “Background of and Reasons for the Merger” on page 23 of the revised proxy statement/prospectus.
Opinion of Main Street’s Financial Advisor, page 25
5.	Item 4(b) of Form S-4 (and Item 1015 of Regulation M-A) requires a summary of the bases of the opinion, i.e., a summary of the analyses underlying the opinion, not some of the analyses underlying the opinion. Please revise.
     Disclosure responsive to this comment has been added under the heading “Opinion of Main Street’s Financial Advisor” on page 31 of the revised proxy statement/prospectus.
* * * * * * *

     We hope this letter addresses the Staff’s questions and comments. We would appreciate receiving any further comments at the Staff’s earliest convenience. If we can be of assistance in facilitating the Staff’s review of BB&T’s responses to the Comment Letter, please contact the undersigned at (703) 720-7008.
Sincerely,
/s/ Paul D. Freshour
Paul D. Freshour

cc:	William Friar Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549